UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 4

Under the Securities Exchange Act of 1934

CCC INTELLIGENT SOLUTIONS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

12510Q 100
(CUSIP Number)

Copy to:

Amanda McGrady Morrison
General Counsel and Chief Legal Officer
Advent International
Prudential Tower
800 Boylston Street
Boston, MA 02199-8069

March 4, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12510Q 100	13D
1	NAMES OF REPORTING PERSONS
ADVENT INTERNATIONAL, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
222,588,510

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
222,588,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
222,588,510

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 604,651,284 shares of Common Stock of the Issuer outstanding as of February 21, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on March 4, 2024.

CUSIP No. 12510Q 100	13D
1	NAMES OF REPORTING PERSONS
ADVENT INTERNATIONAL GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
222,588,510

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
222,588,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
222,588,510

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Calculation based on 604,651,284 shares of Common Stock of the Issuer outstanding as of February 21, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on March 4, 2024.

CUSIP No. 12510Q 100	13D
1	NAMES OF REPORTING PERSONS
ADVENT INTERNATIONAL GPE VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,312,703

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
59,312,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,312,703

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Calculation based on 604,651,284 shares of Common Stock of the Issuer outstanding as of February 21, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on March 4, 2024.

CUSIP No. 12510Q 100	13D
1	NAMES OF REPORTING PERSONS
CYPRESS INVESTOR HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
163,275,807

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
163,275,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
163,275,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 604,651,284 shares of Common Stock of the Issuer outstanding as of February 21, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on March 4, 2024.

CUSIP No. 12510Q 100	13D
1	NAMES OF REPORTING PERSONS
Advent International GPE VIII-C Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,164,022

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,164,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,164,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 604,651,284 shares of Common Stock of the Issuer outstanding as of February 21, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on March 4, 2024.

CUSIP No. 12510Q 100	13D
1	NAMES OF REPORTING PERSONS
GPE VIII CCC Co-Investment (Delaware) Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,148,681

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,148,681

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,148,681

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 604,651,284 shares of Common Stock of the Issuer outstanding as of February 21, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on March 4, 2024.

CUSIP No. 12510Q 100	13D
1	NAMES OF REPORTING PERSONS
Cypress Investment GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
163,275,807

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
163,275,807

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
163,275,807

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Calculation based on 604,651,284 shares of Common Stock of the Issuer outstanding as of February 21, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on March 4, 2024.

CUSIP No. 12510Q 100	13D
1	NAMES OF REPORTING PERSONS
GPE VIII GP S.à.r.l

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,164,022

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,164,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,164,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Calculation based on 604,651,284 shares of Common Stock of the Issuer outstanding as of February 21, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on March 4, 2024.

CUSIP No. 12510Q 100	13D
1	NAMES OF REPORTING PERSONS
GPE VIII GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,148,681

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,148,681

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,148,681

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Calculation based on 604,651,284 shares of Common Stock of the Issuer outstanding as of February 21, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on March 4, 2024.

Explanatory Statement

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 9, 2021, as amended from time to time (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On March 4, 2024, Cypress Investor Holdings, L.P. (“Cypress Investor”), GPE VIII CCC Co-Investment (Delaware) Limited Partnership (“GPE VIII CCC Co-Investment”) and Advent International GPE VIII-C Limited Partnership, (“Advent International VIII-C” and together with Cypress Investor and GPE VIII CCC Co-Investment, the “Advent Funds”) sold 30,195,949 shares, 10,014,164 shares and 955,026 shares of Common Stock, respectively, for $11.33 per share, net of underwriting discounts and commissions (the “March 2024 Offering”), pursuant to that certain Underwriting Agreement by and among the Advent Funds, the Issuer and the underwriters (the “March 2024 Underwriting Agreement”), including pursuant to the underwriters’ exercise of their over-allotment option. In connection with the March 2024 Offering, the Advent Funds entered into customary “lock-up” agreements with the underwriters, dated February 29, 2024 (the “March 2024 Lock-up Agreements”), pursuant to which the Advent Funds generally agreed, subject to certain exceptions, not to sell, transfer, or otherwise dispose of any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, for 30 days after the date of the final prospectus relating to the March 2024 Offering without prior written consent from the underwriters.

The foregoing descriptions of the March 2024 Underwriting Agreement and the March 2024 Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the March 2024 Underwriting Agreement, a copy of which is attached as Exhibit 99.2, and a form of the March 2024 Lock-up Agreement attached as Exhibit A to the March 2024 Underwriting Agreement, both of which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth or incorporated by reference in Items 2 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of March 4, 2024, the Reporting Persons beneficially owned in the aggregate 222,588,510 shares of Common Stock, which represents approximately 36.8% of the outstanding shares (based on 604,651,284 shares of Common Stock of the Issuer outstanding as of February 21, 2024, as reported in the Issuer’s prospectus supplement on Form 424(b)(3) filed with the Securities and Exchange Commission on March 4, 2024, the “Outstanding Shares”). The shares beneficially owned by the Reporting Persons were directly held as follows: 163,275,807 shares held directly by Cypress Investor, 5,164,022 shares directly held by Advent International VIII-C and 54,148,681 shares held directly by GPE VIII CCC Co-Investment. Cypress Investment GP, LLC (“Cypress GP”), as general partner of Cypress Investor, may be deemed to beneficially own the 163,275,807 shares held directly by Cypress Investor. GPE VIII GP S.à.r.l (“Advent GP Luxembourg”), as general partner of Advent International VIII-C, may be deemed to beneficially own the 5,164,022 shares held directly by Advent International VIII-C. GPE VIII GP Limited Partnership (“Advent GP Cayman”), as general partner of GPE VIII CCC Co-Investment, may be deemed to beneficially own the 54,148,681 shares held directly by GPE VIII CCC Co-Investment. Advent International GPE VIII, LLC (“Advent VIII GP”), as manager of Advent GP Luxembourg and general partner of Advent GP Cayman, may be deemed to beneficially own the 59,312,703 shares held directly by Advent International VIII-C and GPE VIII CCC Co-Investment.  Advent International GP, LLC, as general partner of Advent International, L.P. (“Advent”), and Advent, as manager of Advent VIII GP and managing member of Cypress GP, may each be deemed to beneficially own the 222,588,510 shares held directly by Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment. The foregoing excludes the contingent right of Cypress Investor, Advent International VIII-C and GPE VIII CCC Co-Investment to receive an aggregate of up to 9,919,012 Earnout Shares (as previously defined and described in Item 6 of this Statement).

As a result of the Transaction Agreements (as previously defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock covered by the Transaction Agreements.

(c) Except pursuant to the March 2024 Offering, none of the Reporting Persons have effected transactions in the Issuer’s Common Stock since the most recent filing of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1
Underwriting Agreement, dated as of February 29, 2024, by and among the Advent Funds, the Issuer and the Underwriters (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K on March 4, 2024 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 6, 2024

CYPRESS INVESTOR HOLDINGS, L.P.

By: CYPRESS INVESTMENT GP, LLC, GENERAL PARTNER

By: ADVENT INTERNATIONAL, L.P., MANAGING MEMBER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

CYPRESS INVESTMENT GP, LLC

By: ADVENT INTERNATIONAL, L.P., MANAGING MEMBER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL VIII-C LIMITED PARTNERSHIP

By: GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL, L.P., MANAGER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

GPE VIII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER, and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL, L.P., MANAGER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

GPE VIII CCC CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP

By: GPE VIII GP LIMITED PARTNERSHIP, GENERAL PARTNER

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

By: ADVENT INTERNATIONAL, L.P., MANAGER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

GPE VIII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VIII, LLC, MANAGER

By: ADVENT INTERNATIONAL, L.P., MANAGER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL GPE VIII, LLC

By: ADVENT INTERNATIONAL, L.P., MANAGER

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL, L.P.

By: ADVENT INTERNATIONAL GP, LLC, GENERAL PARTNER

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL GP, LLC

/s/ Neil Crawford

Name: Neil Crawford
Title: Vice President of Finance